UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 10, 2015

NOBLE ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	001-07964	73-0785597
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

1001 Noble Energy Way, Houston, Texas	77070
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (281) 872-3100

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into a Material Definitive Agreement.

On May 10, 2015, Noble Energy, Inc. (the “Company” or “Noble Energy”), Bluebonnet Merger Sub Inc., a Delaware corporation and indirect wholly owned subsidiary of the Company (“Merger Sub”), and Rosetta Resources Inc., a Delaware corporation (“Rosetta”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will acquire Rosetta in exchange for shares of common stock, par value $0.01 per share, of the Company (“Noble Energy Common Shares”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $0.001 per share, of Rosetta (the “Rosetta Common Shares”) (other than Rosetta Common Shares held by Rosetta, Noble Energy and their respective subsidiaries as of immediately prior to the Effective Time), will be converted into the right to receive 0.542 (the “Exchange Ratio”) Noble Energy Common Shares (the “Merger Consideration”). No fractional Noble Energy Common Shares will be issued in the Merger, and holders of Rosetta Common Shares will, instead, receive cash in lieu of fractional Noble Energy Common Shares, if any.

Also at the Effective Time, each option to purchase Rosetta Common Shares (each, a “Rosetta Option”) that is outstanding as of immediately prior to the Effective Time will be converted into an option to purchase, on the same terms and conditions as were applicable to such Rosetta Option immediately prior to the Effective Time, the number of Noble Energy Common Shares, rounded down to the nearest whole share, determined by multiplying the number of Rosetta Common Shares subject to the Rosetta Option by the Exchange Ratio, at an exercise price per Noble Energy Common Share, rounded up to the nearest whole cent, equal to the per share exercise price for the Rosetta Common Shares otherwise purchasable pursuant to the Rosetta Option immediately prior to the Effective Time divided by the Exchange Ratio.

The restricted shares of Rosetta common stock outstanding as of immediately prior to the Effective Time will be converted into restricted shares of Noble Energy common stock, subject to the same restrictions, in an amount equal to the number of restricted shares of Rosetta common stock multiplied by the Exchange Ratio, rounded up to the nearest whole share.

The performance share units (“Rosetta PSUs”) with respect to Rosetta Common Shares outstanding as of immediately prior to the Effective Time will be deemed earned at the target level of 100% and will be converted into restricted shares of Noble Energy common stock (“Converted PSU Shares”) that will vest on the last day of the original performance period as provided under the terms of the applicable Rosetta PSU award agreement. The number of Converted PSU Shares that each holder of outstanding Rosetta PSUs will receive will be equal to the target number of Rosetta Common Shares subject to the applicable award of Rosetta PSUs multiplied by the Exchange Ratio.

Each of the Company, Merger Sub and Rosetta has made customary representations and warranties and covenants in the Merger Agreement. The Merger is subject to various closing conditions, including but not limited to (i) approval of the Merger Agreement by at least a majority of the outstanding Rosetta Common Shares, (ii) the expiration or earlier termination of the waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law, order or injunction prohibiting the Merger, (iv) the accuracy of each party’s representations and warranties and (v) each party’s compliance with its covenants and agreements contained in the Merger Agreement.

The Merger Agreement contains certain termination rights for both the Company and Rosetta, including if the Merger is not consummated by November 12, 2015, and further provides that, upon termination of the Merger Agreement under certain circumstances, Rosetta may be required to pay the Company a termination fee equal to $65,000,000.

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the Company, Rosetta or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Rosetta or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Rosetta’s public disclosures.

Item 7.01	Regulation FD Disclosure.

On May 11, 2015, the Company and Rosetta issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1. In addition, the Company provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the investor presentation is attached hereto as Exhibit 99.2. In addition, the Company provided supplemental information regarding the proposed transaction to employees of the Company and of Rosetta. A copy of the email to the Company’s employees announcing the proposed transaction is attached hereto as Exhibit 99.3 and a copy of the Company’s presentation to Rosetta employees is attached hereto as Exhibit 99.4.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

2.1	Agreement and Plan of Merger, dated as of May 10, 2015, by and among Noble Energy Inc., Bluebonnet Merger Sub Inc. and Rosetta Resources Inc.*

99.1	Press Release dated May 11, 2015, announcing entry into the Merger Agreement.

99.2	Investor Presentation, dated May 11, 2015.

99.3	Email to Noble Energy employees, dated May 11, 2015.

99.4	Presentation to Rosetta employees, dated May 11, 2015.

*	This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the SEC.

INFORMATION FURNISHED

The information in Item 7.01 and Exhibits 99.1-99.4 of this Form 8-K is being furnished, not filed. Accordingly, the information will not be incorporated by reference into any registration statement filed by the Company under the Securities Act of 1933, as amended, unless specifically identified as being incorporated by reference therein.

Forward Looking Statements

This filing contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates”, “believes,” “expects”, “intends”, “will”, “should”, “may”, and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Noble Energy’s and Rosetta’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Noble Energy and Rosetta, including future financial and operating results, Noble Energy’s and Rosetta’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including estimates of oil and natural gas reserves and resources, estimates of future production, assumptions regarding future oil and natural gas pricing, planned drilling activity, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this filing will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Rosetta shareholder approval; the risk that Rosetta or Noble Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger, the risk that a condition to closing of the merger may not be satisfied, the timing to consummate the proposed merger, the risk that the businesses will not be integrated successfully, the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, the diversion of management time on merger-related issues, the volatility in commodity prices for crude oil and natural gas, the presence or recoverability of estimated reserves, the ability to replace reserves, environmental risks, drilling and operating risks, exploration and development risks, competition, government regulation or other actions, the ability of management to execute its plans to meet its goals and other risks inherent in Noble Energy’s and Rosetta’s businesses that are discussed in Noble Energy’s and Rosetta’s most recent annual reports on Form 10-K, respectively, and in other Noble Energy and Rosetta reports on file with the Securities and Exchange Commission (the “SEC”). These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Noble Energy undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

This filing also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating Noble Energy’s overall financial performance. These non-GAAP measures are broadly used to value and compare companies in the crude oil and natural gas industry. Please also see Noble Energy’s website at http://www.nobleenergyinc.com under “Investors” for reconciliations of the differences between any historical non-GAAP measures used in this filing and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort.

The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The SEC permits the optional disclosure of probable and possible reserves, however, we have not disclosed our probable and possible reserves in our filings with the SEC. We use certain terms in this presentation, such as “discovered unbooked resources”, “resources”, “risked resources”, “recoverable resources”, “unrisked resources”, “unrisked exploration prospectivity” and “estimated ultimate recovery” (EUR). These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized. The SEC guidelines strictly prohibit us from including these estimates in filings with the SEC. Investors are urged to consider closely the disclosures and risk factors in our most recent Form 10-K and in other reports on file with the SEC, available from Noble Energy’s offices or website, http://www.nobleenergyinc.com.

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Noble Energy and Rosetta, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Rosetta that also constitutes a prospectus of Noble Energy. Rosetta will mail the proxy statement/prospectus to its shareholders. This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Rosetta may file with the SEC in connection with the proposed transaction. Noble Energy and Rosetta urge Rosetta investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.” You may also obtain these documents, free of charge, from Rosetta’s website (www.rosettaresources.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Noble Energy, Rosetta, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Rosetta shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Rosetta shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 27, 2015. You can find information about Rosetta’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2015. Additional information about Noble Energy’s executive officers and directors and Rosetta’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Noble Energy and Rosetta using the contact information above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NOBLE ENERGY, INC.
Date: May 11, 2015
	By:	/s/ Kenneth M. Fisher
Kenneth M. Fisher
Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 10, 2015, by and among Noble Energy Inc., Bluebonnet Merger Sub Inc. and Rosetta Resources Inc.*

99.1	Press Release dated May 11, 2015, announcing entry into the Merger Agreement.

99.2	Investor Presentation, dated May 11, 2015.

99.3	Email to Noble Energy employees, dated May 11, 2015.

99.4	Presentation to Rosetta employees, dated May 11, 2015.

*	This filing excludes schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon request by the SEC.